News Release
2006 Second Quarter Results

Vancouver, August 14, 2006 - Bema Gold Corporation (TSX/NYSE: BGO, AIM: BAU) (“Bema”or the “Company”) reports the results from its operations for the second quarter ended June 30, 2006. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the quarter and recent subsequent events include:

  Record quarterly revenue
  Record mine operating cash flows
  Commenced draw down of Kupol project loan
  Completed agreement with Barrick to return 51% interest in Cerro Casale to Bema and Arizona Star
  Completed project development appraisal for Cerro Casale

Gold Revenue

Gold revenue for the second quarter of 2006 increased by 127% over the same period in 2005 to $50.8 million on sales of 83,765 ounces representing the highest quarterly revenue in Company history. The increase was attributable to the recommencement of commercial production at the Refugio Mine which occurred in the fourth quarter of 2005, to higher gold sales at the Julietta Mine and to a $188 per ounce increase in the average realized gold price to $606.

The Refugio Mine (Bema’s 50% share) accounted for $16.2 million of gold revenue from the sale of 26,819 ounces at an average price of $604 per ounce while $16.9 million was contributed by the Julietta Mine from the sale of 28,658 ounces at an average price of $591 per ounce. In addition, the Petrex Mines accounted for $17.7 million of gold revenue from the sale of 28,288 ounces at an average price of $624 per ounce. The spot price of gold averaged $628 and $427 per ounce in the second quarter of 2006 and 2005, respectively.

Gold revenue in the second quarter of 2005 was $22.4 million on sales of 53,504 ounces at an average realized price of $418 per ounce.

Gold revenue for the first six months of 2006 was also a record high for the Company at $97.9 million from the sale of 170,860 ounces at an average price of $573 per ounce. In the first six months of 2005, Bema reported gold revenue of $43.8 million from the sale of 105,296 ounces at an average price of $416 per ounce.

Financial Results

Cash flow from operations, before changes in non-cash working capital, improved to $10.7 million during the period compared to use of cash of $4.5 million in the second quarter of 2005. The Company also reported significantly improved mine operating earnings of $7.2 million in the quarter compared to a mine operating loss of $5.7 million in the same period last year. The improved results in 2006 were mainly due to the recommencement of operations at the Refugio Mine and to higher spot gold prices.

Net earnings for the quarter, under Canadian GAAP, were $18.1 million ($0.04 per share) compared with a loss of $12.3 million in the same period last year (negative $0.03 per share). The adjusted net earnings for the second quarter of 2006 were $21.6 million ($0.05 per share) compared with an adjusted loss of $9.4 million in the same period last year (negative $0.02 per share), if the Canadian GAAP net earnings/loss were adjusted to exclude certain non-cash items consisting of unrealized non-hedge derivative losses, stock-based compensation expense and future income taxes. Net earnings for the second quarter of 2006 included a gain of $21.5 million from the sale of approximately 2.1 million shares of Arizona Star Resource Corp. (“Arizona Star”) for net proceeds of $23 million. The shares of Arizona Star, which Bema held, were considered to be a non-core asset and following the completion of the agreement with Barrick Gold Corporation (“Barrick”) in the quarter bringing Bema’s interest in Cerro Casale back to 49%, management felt that there was, therefore, no further reason to own a minority position in Arizona Star.

For the six months ended June 30, 2006, the Company reported adjusted net earnings of $18.9 million ($0.04 per share) compared with an adjusted loss of $24 million (negative $0.06 per share) in the 2005 period. For the six months ended June 30, 2006, under Canadian GAAP, the Company reported a net loss of $17.4 million (negative $0.04 per share) compared with a net loss of $27.2 million (negative $0.07 per share) in the prior year’s period. The Canadian GAAP net loss in 2006 included a $27.6 million unrealized non-hedge derivative loss resulting from the mark-to-market adjustment of the Company’s non-hedge derivative financial instruments relating to future hedge positions that do not qualify for hedge accounting.

Liquidity and Capital Resources

The Company ended the quarter with $67 million in cash and cash equivalents, compared to $31.2 million at the end of the first quarter of 2006. Working capital at the quarter end was $38.9 million compared to working capital of $14 million at the end of March 2006. During the second quarter Bema also commenced draw down of the $425 million Kupol Project loan.

The increase in cash and cash equivalents and working capital position in the quarter resulted from record mine operating cash flows, the sale of the Arizona Star shares and the loan proceeds of $200 million received from the initial drawdown of the Kupol Project loan in May 2006. Part of the loan proceeds was used to repay the $150 million Kupol Bridge facility.

Operations

Bema’s consolidated gold production during the second quarter of 2006 was 79,857 ounces at an operating cash cost of $387(1) per ounce and a total cash cost of $416(1) per ounce. The increase in per ounce costs in the second quarter compared to the first quarter of 2006 were mainly due to the poor performance of the Petrex Mines. In the second quarter of 2005 Bema produced 59,068 ounces of gold at an operating cash cost of $290(2) per ounce and a total cash cost of $314(2) per ounce. Consolidated gold production for the first six months of 2006 was 169,367 ounces of gold at an operating cash cost of $365 per ounce and a total cash cost of $392 per ounce.

(1)Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with this Standard, include operating cash costs, royalties and production taxes.

(2)Consolidated operating and total cash costs in 2005 were adjusted to reflect cash gains from the exercise of South African rand denominated gold put options. The gains for the second quarter of 2005 were $28 per ounce.

Julietta Mine, Russia (Bema 90%)

During the quarter, Julietta processed 42,724 tonnes of ore at an average grade of 20.39 grams per tonne (g/t) gold and 283.22 g/t silver, producing 25,356 ounces of gold at an operating cash cost (net of silver credits) of $222 per ounce and a total cash cost of $280 per ounce. Julietta recorded a mine operating profit of $4 million for the period compared with an operating profit of $263,000 in the second quarter of 2005. Cash flow from operations, before changes in non-cash working capital, was $9.5 million in the second quarter compared to operating cash flow of $3.9 million for the same period last year.

In the second quarter of 2005 Julietta processed 42,272 tonnes of ore at an average grade of 22.3 g/t, producing 26,941 ounces of gold at an operating cash cost of $167 per ounce and a total cash cost of $220 per ounce.

For the first six months of 2006 Julietta processed 84,544 tonnes of ore at an average grade of 20.5 g/t gold, producing 50,488 ounces of gold at an operating cash cost of $226 per ounce and a total cash cost of $284 per ounce.

An initial resource estimate, utilizing inverse distance squared methodology and an 8 g/t cutoff grade, was completed on the Evgenya zone during the second quarter. The zone, which is 5 kilometres northwest of the Julietta Mine, is estimated to contain an indicated resource of 119,250 tonnes at an average grade of 14.46 g/t gold and 21.65 g/t silver. The resource estimate was completed internally with Tom Garagan acting as the Company’s Qualified Person. As a result, the decision was made to explore the vein underground and a portal will be collared later this year. The zone remains open along strike and several other veins remain unexplored in this area. Exploration is continuing with on going drilling at Julietta hill as well as trenching and mapping in the Engteri area.

Petrex Mines, South Africa (Bema 100%)

Petrex produced 27,894 ounces of gold during the quarter at a total cash cost of $558 per ounce from 511,219 tonnes of ore milled at an average grade of 1.9 g/t. Petrex had a mine operating loss of $231,000 in the second quarter of 2006 compared to an operating loss of $2.95 million during the same period last year. Cash flow from operations, before changes in non-cash working capital, was $1.4 million in the second quarter (excluding the loss from the contingent forwards which do not qualify for hedge accounting) of 2006 whereas in the second quarter of last year the Petrex operations consumed cash of $1.6 million, before changes in non-cash working capital.

The shortfall in production and related higher cash cost per ounce in the second quarter of 2006 were due to the poor performance of the underground operations and low mill throughput in June. Delivered grades to the mill were below plan from all shafts. Total tonnage from underground was also below budget by approximately 17.5% . This resulted in a mill feed grade for the quarter of 1.9 grams of gold per tonne versus a budget of 2.6 grams of gold per tonne. Mill production in June was 13.4% below budget due to problems with liners in the SAG mills. The mill is currently producing at budgeted capacity and the increased gold price has had a positive affect on mine operating earnings.

In the second quarter of 2005 Petrex produced 32,127 ounces of gold at a total cash cost of $391 per ounce(3) from 516,024 tonnes of ore milled at an average grade of 2.1 g/t.

For the first six months of 2006, Petrex milled 1,016,360 tonnes of ore at an average grade of 2.02 g/t gold, producing 60,122 ounces of gold at a total cash cost of $515 per ounce.

During the second quarter of 2006, Bema announced that its 100% owned subsidiary Bema Gold SA (Pty) Limited (“Bema SA”), owner/operator of the Petrex Mines, has signed a memorandum of understanding (“MOU”) with Pamodzi Resources (Pty) Limited (“Pamodzi”), a South African Black Empowerment group. Under the terms of the amended MOU, Pamodzi can earn up to 51% of Bema SA by investing a minimum of ZAR30 million in cash and by vending additional assets into Bema SA.

The objective of this agreement is to improve the economics of the Petrex Mines and increase production by investing in underground development work to access higher grade ore, and to qualify Bema SA as a Black Economic Empowerment Company (“BEE”) under South African laws. It is the intent of Bema SA and Pamodzi to list this new entity on the Johannesburg Stock Exchange in the future with an ultimate goal of consolidating with other mining interests in the East Rand mining district. This agreement is subject to certain conditions, including due diligence, Board and regulatory approvals and formal documentation. Bema is also in discussions with the Petrex lenders to convert the $19.2 million of outstanding Petrex loans as at June 30, 2006 into an equity position in the new company upon completion of the Pamodzi negotiations.

Third party evaluations of the Bema SA and Pamodzi assets have been completed by Minxcon (Pty) Ltd (“Minxcon”). These evaluations are being used to help establish the respective ownership percentages in the new company, and Minxcon is now preparing an independent competent persons report for the new company. It is currently anticipated that formal agreements between Pamodzi and Bema SA can be in place by the end of the third quarter, which would allow for the new company to be listed on the Johannesburg Stock Exchange during the fourth quarter.

(3) Total cash cost was adjusted in 2005 to reflect cash gains from the exercise of South African rand denominated gold put options. The gains for the second quarter of 2005 were $54 per ounce.

Refugio Mine, Chile (Bema 50%)

The Refugio Mine had a mine operating profit of approximately $3.5 million and cash flow from operations, before changes in non-cash working capital, of $5.4 million for the quarter (Bema’s 50% share). The mine produced 53,214 ounces of gold (the Company’s 50% share was 26,607 ounces) at an operating and total cash cost per ounce of $365 and $397, respectively. The facilities crushed and placed 3,741,243 tonnes on the leach pads at an average grade of 0.74 g/t, averaging 41,113 tonnes per day.

For the first six months of 2006, Refugio processed 6,856,729 tonnes of ore at an average grade of 0.72 g/t gold, producing 117,514 ounces of gold (Bema’s share was 58,757) at an operating cash cost of $331 per ounce and a total cash cost of $359 per ounce.

Refugio gold production was below budget for the first half of 2006 due largely to lower grade ore being delivered to the heap leach pad caused by the mining operations being out of sequence with the original plan. Operating costs were over budget for the same period primarily due to higher than anticipated maintenance costs and increased reagent prices and consumption. As a result of these higher costs, combined with the lower ore grade and fewer recoverable ounces being placed on the heap leach pad in the first half of 2006, Refugio is now projected to produce 227,000 ounces of gold this year at an average operating cost of $363 per ounce.

The Refugio Mine has excellent exploration potential and the joint venture partners (Bema and Kinross) have agreed to a $2.9 million exploration budget for 2006. An 18,000 metre phase I drill program is underway designed to infill a portion of the Pancho Deposit and explore its margins.

Kupol Deposit, Russia (Bema 75%)

Construction activities at Kupol continue to proceed well. The permanent man camp is at site and is being assembled. Erection of the main processing, maintenance and administration complex is proceeding as well as concrete foundation work for the jaw crusher and crusher building. Other activity includes excavation of the open pit to provide road building material for haul roads, construction of a water reservoir dam, underground development for the south portal access area, as well as ongoing excavation at the airstrip.

During the second quarter, Bema was notified that the Russian Federal Government’s Federal Agency of Environmental, Technical and Nuclear Supervision (known as Rosteknadzor in Russia) had reviewed and approved the Russian Construction Feasibility Study (known as a TEO-C in Russia) for the Kupol Project. The TEO-C contains information on geology, mining, milling, tailings storage, infrastructure, civil defence measures, and environmental protection. Following the receipt of this approval, Bema commenced drawing down on the $425 million Kupol Project loan (refer to press release dated 05-26-06 for details).

Also in the second quarter Bema announced that, based on the results from the 2005 exploration program, the previously announced estimated Probable Mineral Reserves at Kupol increased by 15% adding an additional two years to the mine life. The following table compares the Probable Mineral Reserves for Kupol, as of June 3, 2005, to the new Probable Mineral Reserves:

	Tonnes	Gold g/t	Gold ounces	Silver g/t	Silver ounces
Probable Mineral Reserves 06/03/05	7,086,898	16.9	3,855,428	214	48,762,434
Probable Mineral Reserves 05/24/06	8,225,200	16.8	4,446,000	205	54,226,000
Changes to Reserves	1,138,302		590,572		5,463,566
% Change	16%		15%		11%

The new reserves were calculated assuming a $400 per ounce spot gold price and a $6 per ounce spot silver price using the mine plan and costs as outlined in the June 2005 Feasibility Study.

Based on the Feasibility Study completed in June 2005, the Kupol Mine is projected to produce more than 550,000 ounces of gold annually, over the initial 6.5 year mine life, with operating cash costs of $47 per ounce (4) and total cash cost of $88 per ounce(4). With the receipt of the final construction permit from the Russian Federal Government in April 2006, Kupol is on schedule to commence production in mid 2008.

A $7.8 million dollar exploration program consisting of 20,000 metres of diamond drilling commenced in the second quarter focusing on other vein targets outside the main Kupol vein and at depth beneath the main Kupol vein. The results from the first phase of drilling will be released today prior to the second quarter conference call.

(4)Net of silver credits assuming a silver price of $6.00.

Cerro Casale, Chile (Bema 49%)

During the quarter, Bema entered into definitive agreements with Barrick and Arizona Star to complete the acquisition of Barrick’s (formerly Placer Dome Inc.’s) 51% of the shares of Compania Minera Casale (“CMC”), the owner of the Cerro Casale Project. The definitive agreements were entered into pursuant to the agreement in principle with Placer Dome to sell its interest in CMC announced on October 26, 2005.

Subsequent to quarter end Bema announced the results of a project development appraisal for the Cerro Casale project. The appraisal conducted by Mine Quarry Engineering Services Inc., analyzed and modified ore processing concepts and updated the operating and capital costs of the 2000 feasibility study completed by Placer Dome Inc. and updated by Placer in 2004 (for details please refer to the press release dated 07-24-06).

AMEC E&C Services Inc. (“AMEC”) has reviewed the development appraisal by Mine and Quarry Services and is updating the National Instrument 43-101 Technical Report supporting disclosure of the Project’s mined resources and reserves, previously filed on March 24, 2005. AMEC has verified the principal conclusions of the Mine and Quarry appraisal, with some modifications, and these conclusions support the disclosure of revised resources and reserves. The final report is expected to be completed and filed on SEDAR within 45 days from July 24, 2006.

Cerro Casale, discovered by Bema in 1996, is one of the world’s largest undeveloped gold and copper deposits with an estimated mineral reserve of 1.035 billion tonnes of ore grading on average 0.69 g/t of gold and 0.25% copper containing 23 million ounces of gold and 5.8 billion pounds of copper. This mineral reserve is based the recent project development appraisal using the updated capital and cash operating cost estimates set out in the project base case which assumes metal prices of $450 per ounce of gold and $1.50 per pound of copper. According to the development appraisal, the mine is projected to produce approximately 990,000 ounces of gold and 294 million pounds of copper annually for 17 years with operating costs projected at $107 per ounce of gold, net of copper credits. The base case (100% basis) requires an initial capital investment of $1.96 billion, generates a pre-tax 100% equity internal rate of return (“IRR”) of 13.1% and a net present value (“NPV”) of $1.35 billion at a 5% discount rate and has a payback of 4.9 years.

Bema intends to enter into discussions with major mining companies regarding potential partnerships for the development of Cerro Casale.

Gold Forward and Option Contracts

In the second quarter the Company completed the Kupol project hedging program as required by the lenders and does not intend to enter into any additional hedge contacts relating to the Kupol project. Please see the table below for details regarding the Company’s gold and silver derivative contracts outstanding at June 30, 2006.

	2006	2007	2008	2009-2012

Gold
Forward contracts (ounces)	49,125	15,050	28,750	197,250
Average price per ounce	$403	$390	$513	$563

Put options purchased
$290 strike price (ounces)	11,130	21,342	38,646	-
$390 to $422 strike price (ounces)	34,000	68,000	38,500	-
$470 to $500 strike price (ounces)	-	-	6,250	623,565

Call options sold (ounces)	34,500	59,000	41,500	418,430
Average price per ounce	$497	$462	$475	$676

Contingent forwards sold (maximum)
$350 strike price (ounces)	18,000	36,000	33,000	99,000

Silver
Forward contracts (ounces)	200,000	-	-	2,700,000
Average price per ounce	$7.75	$-	$-	$8.20

Put options purchased (ounces)	300,000	-	-	8,100,000
Average price per ounce	$6.34	$-	$-	$9.67

Call options sold (ounces)	300,000	-	-	8,100,000
Average price per ounce	$7.65	$-	$-	$13.83

Outlook

Bema continues to focus on optimizing production from existing mines; completing the agreement to restructure the Petrex Mines ownership; and continuing construction and exploration of the Kupol Project. The Company is also focused on pursuing a joint venture agreement for the development of the Cerro Casale deposit; further exploration drilling near the Julietta Mine and at the Refugio Mine; and pursuing additional growth opportunities, through potential acquisitions of exploration and development projects.

Bema’s current producing assets combined with future anticipated production from the Kupol project have Bema on track to become a low cost million ounce per year gold producer by mid 2008.

Ongoing exploration for Bema’s projects are being validated by a Quality Control ("QC") program, which has been designed in concert with an independent consultant to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling as described at length in earlier news releases and in the technical reports for the Kupol project dated/filed on April 4, 2005 and July 5, 2005. For Julietta, the Independent Qualified Person (“QP”) is Brian Scott. For Kupol, the QP is Tom Garagan. For Cerro Casale, the Independent QP is Larry Smith of AMEC.

Conference Call Details

Bema will host a conference call and webcast to discuss second quarter results on Monday, August 14th 2006 at 2:30pm PT / 5:30pm ET. You may access the call by dialing the operator at 416-695-5261 or toll free at 1-877-888-3490 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275, or within North America call toll free 1-888-509-0081. The webcast can be accessed from Bema’s web site at www.bema.com.

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For more information please visit www.bema.com or to speak to a representative please contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol: BAU.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Canadian securities legislation and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections of gold production, costs of production, drilling and development programs and financings. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of mineral reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2005, which has been filed with the United States Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2005, which is an exhibit to the Company’s Form 40-F and is available at the SEDAR website at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Second Quarter		Six Months
	2006	2005	2006	2005
GOLD REVENUE	$50,797	$22,357	$97,868	$43,835

EXPENSES
Operating costs	33,824	19,509	66,633	41,212
Depreciation and depletion	9,235	5,042	16,779	8,932
Accretion of asset retirement obligations	438	423	874	829
Refugio re-start of operations	-	3,023	-	7,211
Other	96	83	96	648
	43,593	28,080	84,382	58,832

MINE OPERATING INCOME (LOSS)	7,204	(5,723)	13,486	(14,997)

OTHER EXPENSES (INCOME)
General and administrative	2,850	2,371	6,100	5,044
Interest and financing costs	1,683	1,416	3,324	2,625
General exploration	315	381	500	650
Stock-based compensation	6,265	1,721	7,686	2,573
Foreign exchange (gains)/ losses	(1,837)	181	(2,282)	20
Other	(501)	(111)	(918)	(123)
	8,775	5,959	14,410	10,789

LOSS BEFORE TAXES AND OTHER ITEMS	(1,571)	(11,682)	(924)	(25,786)

Unrealized non-hedge derivative gains/ (losses)	2,736	(1,638)	(27,637)	(3,249)
Realized non-hedge derivative (losses)/ gains	(4,277)	116	(8,061)	1,829
Investment gains	22,758	630	22,758	756
Equity in losses of associated companies	(16)	(41)	(82)	(53)
Write-down of net smelter royalty	-	-	-	(3,099)

EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS	19,630	(12,615)	(13,946)	(29,602)

Current income taxes	(1,604)	(108)	(2,453)	(180)
Future income tax (expense)/ recovery	25	378	(1,008)	2,621

NET EARNINGS (LOSS) FOR THE PERIOD	$18,051	$(12,345)	$(17,407)	$(27,161)

EARNINGS (LOSS) PER COMMON SHARE - basic and diluted	$0.04	$(0.03)	$(0.04)	$(0.07)

Weighted average number of common shares
outstanding (in thousands)	459,700	400,684	457,527	400,593

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended June 30
(Unaudited)
(in thousands of United States dollars)

	Second Quarter		Six Months
	2006	2005	2006	2005

OPERATING ACTIVITIES
Net earnings (loss) for the period	$18,051	$(12,345)	$(17,407)	$(27,161)
Non-cash charges (credits)
Depreciation and depletion	9,235	5,042	16,779	8,932
Amortization of deferred financing costs	73	115	146	160
Accretion of convertible notes	670	447	1,334	888
Accretion of asset retirement obligations	438	423	874	829
Equity in losses of associated companies	16	41	82	53
Derivative instruments	(761)	1,379	30,777	2,880
Investment gains	(22,758)	(630)	(22,758)	(756)
Stock-based compensation	6,265	1,721	7,686	2,573
Future income tax expense/ (recovery)	(25)	(378)	1,008	(2,621)
Write-down of net smelter royalty	-	-	-	3,099
Other	(537)	(321)	115	762
Change in non-cash working capital	384	(2,493)	(4,889)	(5,707)
	11,051	(6,999)	13,747	(16,069)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	8,732	525	10,797	531
Kupol project loan financing	219,820	-	219,820	-
Kupol bridge financing/ (repayment)	(150,000)	32,500	(150,000)	36,500
Refugio working capital loans/ (repayment)	(2,300)	6,000	(2,850)	6,000
Capital lease repayments	(854)	(891)	(2,562)	(1,709)
Financing costs	(5,884)	(3,248)	(9,284)	(3,255)
	69,514	34,886	65,921	38,067

INVESTING ACTIVITIES
Kupol development and construction	(51,294)	(36,015)	(87,245)	(57,708)
Kupol exploration	(1,418)	(5,499)	(1,898)	(8,419)
Julietta Mine	(816)	(510)	(1,907)	(1,779)
Julietta exploration	(1,090)	(1,894)	(2,746)	(3,409)
Refugio Mine	(603)	(4,201)	(5,029)	(13,359)
Refugio exploration	(593)	-	(593)	-
Petrex Mines	(461)	(1,311)	(2,201)	(2,732)
Petrex exploration	-	(414)	-	(776)
Acquisition, exploration and development	(2,094)	(1,366)	(2,896)	(3,458)
Investment purchases in associated company	(2,025)	(902)	(2,025)	(902)
Restricted cash	(7,500)	-	(7,500)	-
Proceeds on sales of investments	22,963	-	22,963	-
Net repayments of promissory notes by affiliated companies	224	-	2,224	-
Other	(108)	(957)	(115)	(1,418)
	(44,815)	(53,069)	(88,968)	(93,960)

Increase (decrease) in cash and cash equivalents	35,750	(25,182)	(9,300)	(71,962)

Cash and cash equivalents, beginning of period	31,216	40,331	76,266	87,111

Cash and cash equivalents, end of period	$66,966	$15,149	$66,966	$15,149

BEMA GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	June 30	December 31
	2006	2005
ASSETS
Current
Cash and cash equivalents	$66,966	$76,266
Restricted cash	7,500	-
Accounts receivable	10,727	11,507
Marketable securities, at cost
(Market value - $17.2 million; December 31, 2005 - $16.5 million)	3,553	3,553
Inventories	33,462	30,844
Other	7,558	4,604
	129,766	126,774

Investments	14,684	12,946
Property, plant and equipment	692,637	583,736
Unrealized fair value of non-hedge derivative assets	22,543	2,449
Deferred derivative losses	3,946	4,614
Future income tax assets	5,100	5,100
Other assets	70,442	58,093
	$939,118	$793,712

LIABILITIES
Current
Accounts payable	$58,003	$36,515
Current portion of long-term debt	32,895	28,964
	90,898	65,479

Unrealized fair value of non-hedge derivative liabilities	117,169	66,966
Long-term debt	283,849	222,429
Future income tax liabilities	36,281	30,007
Asset retirement obligations	20,028	19,710
Other liabilities	1,279	1,129
	549,504	405,720

SHAREHOLDERS' EQUITY
Capital stock
Issued - 460,898,837 common shares (December 31, 2005 -
452,583,503)	693,437	674,176
Value assigned to share purchase warrants and stock options	38,119	32,919
Convertible notes and debt	18,849	24,281
Deficit	(360,791)	(343,384)
	389,614	387,992
	$939,118	$793,712

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton